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EXHIBIT 99.1

           OLICOM REPORTS REVENUE AND EARNINGS FOR FIRST QUARTER 1998

Copenhagen, Denmark and Dallas, Texas, April 22, 1998 - Olicom A/S (Nasdaq:
OLCMF), a leading global supplier of high performance data networking solutions, today reported financial results for the first quarter, which ended March 31, 1998.

Net sales for the first quarter of 1998 were $65.9 million, up 36 percent from $48.4 million in net sales reported in the first quarter of 1997. Net income for the first quarter of 1998 was $4.6 million, unchanged compared with the first quarter of 1997. Earnings per share were $0.25 per share on 18.6 million shares outstanding compared with $0.31 per share on 14.9 million shares outstanding reported for the first quarter of 1997. The increase in the number of shares outstanding reflects the additional shares issued in connection with the acquisition of the former CrossComm during 1997. All per share amounts are computed on a diluted basis.

Gross Margin for the first quarter of 1998 was 47.5 percent, up from the 46.0 percent reported in the first quarter of 1997. This increase was primarily due to increased sales of higher margin network systems products.

"Given the general softness experienced by the industry throughout the quarter, we are pleased with our results, especially the strong Token-Ring switch sales in the United States," said Lars Stig Nielsen, Olicom's president and chief executive officer. "During the first quarter, we introduced several Fast Ethernet and Token-Ring products that strengthened our leadership position in providing our customers with the options they need for long-term viable networks. This trend will continue in the second quarter as we unveil our High-Speed Token-Ring products next month at Networld+Interop in Las Vegas."

During the quarter, Olicom officially launched its ClearStep(TM) migration strategy for upgrading enterpriSE networks. ClearStep is designed to maximize the value of existing investments in Token-Ring and SNA networks while delivering the widest range of cost-effective options for upgrading network performance. ClearStep is an integral component of Olicom's delivery of end-to-end systems solutions.

In February, the Dell'Oro Group documented Olicom's position as the number one supplier of Token-Ring switches during the fourth quarter of 1997. "Independent market research showed that in a single quarter following the release of our CrossFire(TM) 8600 Token-Ring Switch, Olicom moved ahead of all competitors IN this market segment. According to the Dell'Oro Group, Olicom's continued price-performance leadership gave the Company a 23 percent market share of the total Token-Ring switch port shipments worldwide in the quarter. In the first quarter of 1998, Olicom's Token-Ring switch port shipments were 30,400, up 26 percent sequentially," said Niels Christian Furu, chief operating officer of Olicom A/S.

In a separate release, the Company also announced the departure of Michael Camp from the position as president of Olicom, Inc., the appointment of Per Bruno Larsen as executive vice president, global marketing of the Olicom Group and president of Olicom, Inc. and the promotion of David F. Burkey from chief financial officer to chief operating officer of Olicom, Inc. Mr. Camp will remain on the board of Directors of Olicom, Inc.

ABOUT OLICOM

Olicom, a leading global supplier of high-performance networking solutions, designs, develops, manufactures, and markets its products for large, geographically dispersed enterprises. Olicom specializes in providing end-to-end connectivity solutions, advanced technical support services and ClearStep(TM) evolution strategies for networks in transition. The company's products are distributed worldwide by a network of strategic partners and resellers. Additional information about Olicom is available at Olicom's web site: http://www.olicom.com. Olicom is a registered trademark.




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Except for historical information contained herein, the matters discussed in this news release may contain forward-looking statements involving risks and uncertainties that may cause actual results to differ materially. Among the factors that could cause results to differ are uncertain market conditions, overall demand levels for networking solution products, the timely development of new products and intense competition in the networking industry. Further information may be found in Olicom's periodic filings with the U. S. Securities and Exchange Commission (SEC), including the most recent reports on Form 20-F and 6-K, which identify important risk factors related to the company's business that could cause actual results to materially differ from those contained in the forward-looking statements.

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                 Statements of Income and Balance Sheets Follow.